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United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010	Milan
File No. 039007-0010

Attention:	Christian Windsor, Special Counsel Jessica Livingston, Senior Counsel Michael Volley, Staff Accountant Amit Pande, Accounting Branch Chief

Re:	Blackhawk Network Holdings, Inc. Amendment No. 5 to the Registration Statement on Form S-1 Filed April 16, 2013 File No. 333-187325

Ladies and Gentlemen:

On behalf of Blackhawk Network Holdings, Inc. (the “Company”), we are today filing Amendment No. 5 (“Amendment No. 5”) to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on March 18, 2013 and last amended on April 15, 2013.

Amendment No. 5 is being filed solely to include the remaining exhibits to the Registration Statement. We note that, as stated in our legal opinion dated April 16, 2013 provided to the Company and filed as Exhibit 5.1 to the Registration Statement (“Opinion”), our Opinion is limited to the “General Corporation Law of the State of Delaware,” and we express “no opinion with respect to any other laws.” We hereby confirm that the foregoing reference and limitation to the Delaware General Corporation Law in our Opinion includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.

April 16, 2013

With the filing of Amendment No. 5, the Company believes that the Registration Statement is complete. Should the Staff have any questions or comments regarding the Registration Statement or this letter, please contact me by telephone at (650) 463-2643 or by e-mail at tony.richmond@lw.com.

Very truly yours,

/s/ Anthony J. Richmond

Anthony J. Richmond

of LATHAM & WATKINS LLP

cc:	Blackhawk Network Holdings, Inc.

Jay Clayton, Sullivan & Cromwell LLP

Sarah Payne, Sullivan & Cromwell LLP